SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 333-203859

TRANSCANADA TRUST

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-232968) of TransCanada PipeLines Limited and TransCanada Trust:

99.1.                     Underwriting Agreement, dated September 10, 2019, among TransCanada Trust, TransCanada PipeLines Limited, and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule II thereof

EXHIBIT INDEX

99.1.                     Underwriting Agreement, dated September 10, 2019, among TransCanada Trust, TransCanada PipeLines Limited, and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule II thereof

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as
Administrative Agent

Date: September 11, 2019

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary